SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Tax ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on April 29, 2011, at 10 a.m., on first call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501, 19th floor, in the Annual and Extraordinary General Shareholders’ Meetings, to be held together, to decide on the following AGENDA:

(a)     In the ANNUAL GENERAL SHAREHOLDERS’ MEETING:

(i)            To receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2010;

(ii)          To decide on the destination of the net profits of the fiscal year ended December 31st, 2010, and on the payment of dividends in the amount of R$98.811.840,46;

(iii)        To elect three new members to occupy vacant seats on the Board of Directors of the Company, in addition to the ones that are currently elected;

(iv)        To ratify the amount of the global remuneration paid to the Company’s administrators in 2010 and to establish the amount of the global remuneration to be paid to the Company’s administrators in 2011;

(v)          To install and elect the members of the Company’s Fiscal Council due to the expiration of their terms of office; and

(vi)        To establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2011.

(2)     In the EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING:

(i)            To amend Article 5th of Company’s Bylaws in order to reflect capital increases approved by the Board of Directors, within the limit of the authorized capital of the Company, up to the date of the General Shareholders’ Meeting; and

(ii)          To substantially review and amend the following provisions of Company’s Bylaws, with highlight to the following amendments and inclusions: include corporate governance general guidelines to guide the administration; amendments in the process of election of members to the Board of Directors; formalize the consulting committees; include limitations to vote rights; include rules for public offering in case of reaching position of 30% of Company’s capital stock; update of Executive Officers job description; among other necessary adaptations and enhancements.

General Information:

-       The following documents were published on March 29, 2011 in the “Diário Oficial do Estado de São Paulo” (State of São Paulo Official Gazette) and in the newspaper “O Estado de São Paulo”: (a) annual report of the management; (b) financial statements concerning the fiscal year ended December 31, 2010; and (c) the opinion of the independent auditors.

-       The documents and information referred to above and other ones required by CVM Instruction No. 481 issued on December 17, 2009 were provided to the Brazilian Securities Commission (CVM) through the System of Periodical Information (IPE), in accordance with Article 6th of the abovementioned Instruction, and are at Shareholders disposal at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri/), and in the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (www.cvm.gov.br).

-       Shareholders or their attorneys-in-fact shall attend to the General Meetings holding documents which evidence their identity.

-       The participant Shareholders of the Fungible Custody of Registered Shares of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros who wish to participate in the General Meetings shall deliver statement containing their corresponding equity interest, issued by the competent depositary institution, at least forty-eight (48) hours before the holding of the General Meetings.

-       The Shareholders are requested to deliver the proxies granting special powers for purposes of representation at the General Meetings referred to herein at the Company’s headquarters, in the Investor Relations Department, up to April 26, 2010.

São Paulo, March 24, 2011

Caio Racy Mattar

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer